SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02041606

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

June 19, 2002

Oncolytics Biotech Inc.

Commission File No. 000-31062
(Translation of registrant's name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada, T2N 1X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Number	**Exhibit**
1.	Grant of Options dated April 22, 2002 Page 1
2.	Grant of Options dated May 17, 2002 Page 2
3.	News Release Dated June 14, 2002 Page 3
4.	Grant of Options Dated June 17, 2002 Page 5
5.	News Release Dated June 18, 2002 Page 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc.

Dated June 19, 2002

By: ______________________
DOUGLAS BALL
Chief Financial Officer

Exhibit Index

Exhibit 1
Page 1

ONCOLYTICS BIOTECH INC.

April 22, 2002

VIA FACSIMILE -0416-947-4547

Ms. Glenda Barbour
The Toronto Stock Exchange
The Exchange Tower, 3rd Floor
130 King Street West, P.O. Box 450
Toronto, Ontario M5X 1J2

Dear Ms. Barbour,

RE: Oncolytics Biotech Inc.
Grant of Stock Options

We advise that upon approval of the Board of Directors of Oncolytics Biotech Inc. (the "Corporation"), options to purchase 20,000 common shares of the Corporation were granted, subject to regulatory approval, in accordance with the stock option plan of the Corporation. The exercise price of the options is $3.49 per common share, the closing price of the common shares on Friday, April 19, 2002 on the TSE. We will follow up in our monthly report, an outline of the grant activity.

Please accept this letter as notice of the grant of stock options.

If you require anything further, please do not hesitate to contact myself at 403-670-7380. I look forward to your letter of approval.

Sincerely,

D. A. (Doug) Ball, C.A.
Chief Financial Officer

CC: Mr. T. Whiteley (Bennett Jones LLP)

210, 1167 Kensington Cresent N.W., Calgary, Alberta Canada T2N 1X7
Tel.: 403-670-7374 Fax: 403-283-0858
www.oncolyticsbiotech.com

Exhibit 2
Page 2

ONCOLYTICS
BIOTECH INC.

May 17, 2002

VIA FACSIMILE –0416-947-4547

Ms. Glenda Barbour
The Toronto Stock Exchange
The Exchange Tower, 3rd Floor
130 King Street West, P.O. Box 450
Toronto, Ontario M5X 1J2

Dear Ms. Barbour,

RE: Oncolytics Biotech Inc.
Grant of Stock Options

We advise that upon approval of the Board of Directors of Oncolytics Biotech Inc. (the "Corporation"), options to purchase 192,500 common shares of the Corporation were granted, subject to regulatory approval, in accordance with the stock option plan of the Corporation. The exercise price of the options is $2.70 per common share, the closing price of the common shares on Thursday, May 16, 2002 on the TSE. We will follow up in our monthly report, an outline of the grant activity.

Please accept this letter as notice of the grant of stock options.

If you require anything further, please do not hesitate to contact myself at 403-670-7380. I look forward to your letter of approval.

Sincerely,

D. A. (Doug) Ball, C.A.
Chief Financial Officer

CC: Mr. T. Whiteley (Bennett Jones LLP)

210, 1167 Kensington Cresent N.W., Calgary, Alberta Canada T2N 1X7
Tel.: 403-670-7374 Fax: 403-283-0858
www.oncolyticsbiotech.com

Exhibit 3
Page 3

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS TO ACQUIRE INTEREST IN TRANSITION THERAPEUTICS

CALGARY, AB, --- June 14, 2002 - Oncolytics Biotech Inc. ('Oncolytics') (TSX:ONC, NASDAQ:ONCY) announced today it has agreed to acquire, subject to regulatory approval, a minority interest in Transition Therapeutics Inc. (TSXV: TTH) ('Transition').

Under the terms of the purchase agreements entered into with two shareholders of Transition, Oncolytics will issue 1,913,889 common shares from treasury, which will be subject to a four-month hold provision, in consideration for 6,890,000 common shares of Transition. Transition has approximately 45.9 million common shares issued and outstanding (assuming the 4.5 million Class B common shares have been converted into common shares). The transaction will provide Oncolytics with approximately 15% of the total issued and outstanding shares of Transition.

"This transaction is the first step in executing our strategy to broaden our product pipeline," said Dr. Brad Thompson, President and CEO of Oncolytics. "This investment in Transition allows us to expand our interests in new technologies while continuing to focus our resources on advancing REOLYSIN® through the clinic. And while we have no present plans to acquire additional shares in Transition, we do intend to review our ownership position as progress warrants."

"This investment demonstrates confidence in our product pipeline and two lead products for multiple sclerosis and diabetes, which are expected to enter the clinic this summer," said Dr. Tony Cruz, Chairman and CEO of Transition.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

About Transition Therapeutics

Transition Therapeutics Inc. is a publicly traded biopharmaceutical company developing innovative therapeutics focusing on the treatment of multiple sclerosis, diabetes and restenosis.

The securities to be issued by Oncolytics have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

This press release contains forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including statements regarding the Company's belief as to the potential of therapies being developed by Transition for the treatment of multiple sclerosis and diabetes, the potential value to the Company's shareholders of the Company's acquisition of shares of Transition and the Company's expectations regarding the timing of clinical trial programs for Transition's therapies, involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the volatility of Transition's share price and risks related to Transition's business, including the availability of funds and resources for Transition to pursue research and development projects, the efficacy of Transition's therapies as a treatment for multiple sclerosis and diabetes, the success and timely completion of Transition's clinical studies and trials, Transition's ability to successfully commercialize its products, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult Transition's quarterly and annual filings with the Canadian securities commission for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	***For Canada:***	***For United States:***
Wayne Schnarr or Doug Ball 210, 1167 Kensington Cr. NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 gwsonc@sympatico.ca dougballonc@aol.com www.oncolyticsbiotech.com	The Equicom Group Inc Joanna Longo 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 233 Fax: 416.815.0080 jlongo@equicomgroup.com	The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com

Transition Therapeutics Inc.
Dr. Tony Cruz, CEO
415 Yonge Street, Ste. 1103,
Toronto, Ontario, M5B 2E7,
Tel: (416) 260-7770, x.223,
Fax: (416) 260-2886,
tcruz@transitiontherapeutics.com.
www.transitiontherapeutics.com

Exhibit 4
Pages

ONCOLYTICS BIOTECH INC.

June 17, 2002

VIA FACSIMILE –0416-947-4547

Ms. Glenda Barbour
The Toronto Stock Exchange
The Exchange Tower, 3rd Floor
130 King Street West, P.O. Box 450
Toronto, Ontario M5X 1J2

Dear Ms. Barbour,

RE: Oncolytics Biotech Inc.
Grant of Stock Options

We advise that upon approval of the Board of Directors of Oncolytics Biotech Inc. (the "Corporation"), options to purchase 6,000 common shares of the Corporation were granted, subject to regulatory approval, in accordance with the stock option plan of the Corporation. The exercise price of the options is $2.37 per common share, the closing price of the common shares on Friday, June 14, 2002 on the TSE. We will follow up in our monthly report, an outline of the grant activity.

Please accept this letter as notice of the grant of stock options.

If you require anything further, please do not hesitate to contact myself at 403-670-7374. I look forward to your letter of approval.

Sincerely,

Brad Thompson, Ph.D.
President & CEO

CC: Mr. T. Whiteley (Bennett Jones LLP)

210, 1167 KENSINGTON CRESENT N.W., CALGARY, ALBERTA CANADA T2N 1X7
TEL.: 403-670-7374 FAX: 403-283-0858
www.oncolyticsbiotech.com

Exhibit 5
Page 6

ONCOLYTICS BIOTECH INC.

210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS COMPLETES ACQUISITION OF INTEREST IN TRANSITION THERAPEUTICS

CALGARY, AB, --- June 18, 2002 - Oncolytics Biotech Inc. ('Oncolytics') (TSX:ONC, NASDAQ:ONCY) announced today it has completed its acquisition of 6,890,000 common shares of Transition Therapeutics Inc. (TSXV: TTH) from existing shareholders of TTH, representing approximately 15% of the total issued and outstanding shares. Pursuant to the transaction, Oncolytics issued 1,913,889 common shares from treasury, which are subject to a four-month hold provision.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics' researchers have demonstrated that the reovirus is able to selectively kill human cancer cells *in vitro* that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

About Transition Therapeutics

Transition Therapeutics Inc. is a publicly traded biopharmaceutical company developing innovative therapeutics focusing on the treatment of multiple sclerosis, diabetes and restenosis.

The securities to be issued by Oncolytics have not and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

This press release contains forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including statements regarding the Company's belief as to the potential of therapies being developed by Transition for the treatment of multiple sclerosis and diabetes, the potential value to the Company's shareholders of the Company's acquisition of shares of Transition and the Company's expectations regarding the timing of clinical trial programs for Transition's therapies, involve known and unknown risks and uncertainties, which could cause actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the volatility of Transition's share price and risks related to Transition's business, including the availability of funds and resources for Transition to pursue research and development projects, the efficacy of Transition's therapies as a treatment for multiple sclerosis and diabetes, the success and timely completion of Transition's clinical studies and trials, Transition's ability to successfully

Page 7

commercialize its products, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult Transition's quarterly and annual filings with the Canadian securities commission for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	***For Canada:***	***For United States:***
Dr. Brad Thompson 210, 1167 Kensington Cr. NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 www.oncolyticsbiotech.com	The Equicom Group Inc Joanna Longo ext. 233 Jason Hogan ext. 222 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 Fax: 416.815.0080 jlongo@equicomgroup.com jhogan@equicomgroup.com	The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 Tel: 212.825.3210 Fax: 212.825.3229 theproteam@aol.com

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